Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED AUGUST 21, 2012 TO PROSPECTUS DATED MAY 11, 2012

JULY 2012 PERFORMANCE UPDATE

	July 2012	Year to Date	Total NAV 07/31/2012	NAV per Unit 07/31/2012

Series A-1	1.92%	4.32%	$13,420,754	$1,560.84
Series A-2	2.09%	5.55%	$3,462,423	$1,715.81
Series B-1	3.10%	3.72%	$5,313,515	$1,287.76
Series B-2	3.28%	4.93%	$4,152,227	$1,365.06

          * All performance is reported net of fees and expenses

Fund results for July 2012:

          The Fund’s trading strategies returned to positive territory in July as capital preservation was the primary goal for investors. Unsustainable debt in Spain had government officials considering all options including bailout, default, or even leaving the euro while Greece’s troika of creditors found the country to be falling short of budgetary targets required for their 240 billion euro rescue package. China’s growth slowed to 7.6%, a three-year low, prompting two rate cuts so far this year. Investors seeking refuge redirected cash into safe haven debt instruments, pushing yields to record lows. In the U.S., the Great Plains growing region is facing the worst drought since 1956. Less than one-third of the U.S. corn and soybean crop is in good condition, propelling both markets to all-time highs. The Fund’s short-term strategies produced mixed results with gains in interest rates and losses in metals.

          The Fund’s equity positions underperformed in July. Volatility persisted as the overhang of European economic difficulties and slowing global growth continued to weigh on markets. Spain’s Ibex35 (-4.0%) fell to its lowest point since 2003 while the Italian Mib40 (-3.0%) reached an all-time low, prompting regulators to reinstitute short-sale bans in both countries. In the U.S., the Dow (+1.1%) was supported by a drop in jobless claims and encouraging durable goods data. In China (+1.1%), slowing growth prompted a second cut to its key lending rate while Japanese stocks (-3.7%) lost ground, pressured by the yen’s appreciation.

          The Fund’s bond positions were profitable in July as investors poured money into safe-haven debt instruments despite record low yields. Spain remains at the center of Europe’s economic woes with 10-year bond yields reaching 7.75%, a euro-era record. In response, investment into German bunds increased, which twice touched a record low yield of 1.127%. British Long Gilts (+2.3%) also benefited from safe-haven inflows as Bank of England officials announced another 50 billion pounds in quantitative easing. Robust demand for the safety of U.S. debt drove 10-year and 30-year yields to record lows as well, at 1.379% and 2.4405% respectively.

          The Fund’s allocation to short-term interest rates generated positive returns in July as markets welcomed action from the European Central Bank (“ECB”) while looking to the U.S. Federal Reserve (the “Fed”) to follow suit. The ECB cut its benchmark lending rate to a record low of 0.75% and its overnight deposit rate to 0% in an effort to stave off recession. Speculation for further cuts drove the Euribor rate to a record low of 0.401%. Markets expect the Fed may now reconsider cutting the IOER (interest on excess reserves) from 0.25% in order to incentivize banks to reallocate reserves away from the Fed and into higher yielding areas. Anticipation for an IOER cut, coordinated with additional Fed tools, lifted Eurodollar futures.

          The Fund’s allocation to currencies produced moderate gains in July as global economic uncertainly drove money flows into safe-haven sovereign currencies at the expense of the euro. A permanent solution to the debt issues that plague southern Europe remained elusive, pushing the euro to a two-year low versus the U.S. dollar ($1.2043/euro). The yen maintained its favored status, up 7.2% since mid-March, while the Aussie dollar (+2.9%) also remained strong. The Canadian dollar (+1.5%) approached parity with its U.S. counterpart on relative economic outperformance.

          The Fund’s strategies produced strong returns in grains in July as the U.S. Midwest is experiencing its worst drought in nearly six decades. As of July 30th, only 25% of the crop was in good condition, the lowest since 1988. The USDA lowered yield estimates 12% to and is expected to make another significant cut in August. December corn gained 27% in July and is 59% higher since mid-June. It is likely that later maturing soybeans will be equally affected by the drought. The most active corn and soybean contracts posted all-time highs of $8.20 ½ and 16.91 ½ a bushel respectively.

          The Fund’s positions in the metals sector underperformed in July as Comex gold continued to trade in a narrow range and global instability hurt base metal demand. LME warehouse zinc (-1.9%) supplies surpassed one million metric tons for the first time in 17 years while copper imports to China fell to a 10-month low. Comex copper declined 2.1%, closing at $341.75/lb. Gold was confined to a 4.6% range as traders awaited signals from central bankers towards easing policies.

          The Fund’s allocation to the energy sector yielded disappointing results in July as crude oil mounted a rally from the dramatic decline over the last several months. Short-covering helped to start prices moving up early in the month as speculators sought to lock in gains. Rising political tensions between Israel and Iran helped to reinforce the rally with unrest in Syria increasing the likelihood of a near-term supply disruption. RBOB gasoline (+6.9%) and heating oil (+5.4%) moved up sharply in step with crude, in spite of ample supplies. Natural gas (+13.6%) rebounded further from lows as hot weather drove up cooling demand from utilities.

          The Fund’s perpetual long gold position posted modest gains in July as gold remained bound to its established trading range, crossing the $1,600/troy oz. level ten times since early May. Forecasters disagree on market direction with bulls anticipating central bankers being forced to implement further monetary easing while bears cite waning interest and preference for the U.S. dollar.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GOLD, L.P. – SERIES A-1
JULY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2012)

JULY 2012

STATEMENT OF INCOME

Investment income, interest	$(594)

Expenses
Management fee	25,269
Ongoing offering expenses	—
Operating expenses	8,423
Selling commissions	22,462
Other expenses	54
Incentive fee	—
Brokerage commissions	22,951
Total expenses	79,160

Net investment gain (loss)	(79,754)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	330,838
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,901

Net gain(loss) on investments	332,739

Net increase (decrease) in net assets from operations	$252,985

JULY 2012

STATEMENT OF CHANGES IN NET ASSET VALUE

Net assets, beginning of period	$13,208,533

Net increase (decrease) in net assets from operations	252,985

Capital share transactions
Issuance of shares	95,000
Redemption of shares	(135,765)

Net increase(decrease) in net assets from capital share transactions	(40,765)

Net increase(decrease) in net assets	212,221

Net assets, end of period	$13,420,754

NAV Per Unit, end of period	$1,560.84

SUPERFUND GOLD, L.P. – SERIES A-2
JULY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2012)

JULY 2012

STATEMENT OF INCOME

Investment income, interest	$(153)

Expenses
Management fee	6,508
Ongoing offering expenses	—
Operating expenses	2,170
Other expenses	14
Incentive fee	—
Brokerage commissions	5,911
Total expenses	14,603

Net investment gain (loss)	(14,756)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	85,210
Net change in unrealized appreciation (depreciation) on futures and forward contracts	490

Net gain(loss) on investments	85,700

Net increase (decrease) in net assets from operations	$70,944

JULY 2012

STATEMENT OF CHANGES IN NET ASSET VALUE

Net assets, beginning of period	$3,371,478

Net increase (decrease) in net assets from operations	70,944

Capital share transactions
Issuance of shares	20,000
Redemption of shares	—

Net increase(decrease) in net assets from capital share transactions	20,000

Net increase(decrease) in net assets	90,944

Net assets, end of period	$3,462,423

NAV Per Unit, end of period	$1,715.81

SUPERFUND GOLD, L.P. – SERIES B-1
JULY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2012)

JULY 2012

STATEMENT OF INCOME

Investment income, interest	$(258)

Expenses
Management fee	10,005
Ongoing offering expenses	—
Operating expenses	3,335
Selling commissions	8,893
Other expenses	297
Incentive fee	—
Brokerage commissions	13,926
Total expenses	36,455

Net investment gain(loss)	(36,712)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	79,072
Net change in unrealized appreciation (depreciation) on futures and forward contracts	117,514

Net gain(loss) on investments	196,587

Net increase (decrease) in net assets from operations	$159,874

JULY 2012

STATEMENT OF CHANGE IN NET ASSET VALUE

Net assets, beginning of period	$5,243,724

Net increase (decrease) in net assets from operations	159,874

Capital share transactions
Issuance of shares	7,250
Redemption of shares	(97,334)

Net increase (decrease) in net assets from capital share transactions	(90,084)

Net increase(decrease) in net assets	69,790

Net assets, end of period	$5,313,515

NAV Per Unit, end of period	$1,287.76

SUPERFUND GOLD, L.P. – SERIES B-2
JULY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2012)

JULY 2012

STATEMENT OF INCOME

Investment income, interest	$(201)

Expenses
Management fee	7,805
Ongoing offering expenses	—
Operating expenses	2,601
Other expenses	231
Incentive fee	—
Brokerage commissions	10,864
Total expenses	21,502

Net investment gain(loss)	(21,703)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	61,688
Net change in unrealized appreciation (depreciation) on futures and forward contracts	91,678

Net gain(loss) on investments	153,365

Net increase (decrease) in net assets from operations	$131,662

JULY 2012
STATEMENT OF CHANGE IN NET ASSET VALUE

Net assets,beginning of period	$4,020,565

Net increase (decrease) in net assets from operations	131,662

Capital share transactions
Issuance of shares	0
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	0

Net increase(decrease) in net assets	131,662

Net assets, end of period	$4,152,227

NAV Per Unit, end of period	$1,365.06

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.